Yatra Online, Inc.
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002, India

(91-124) 339-5500

February 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Justin Dobbie, Legal Branch Chief
Office of Transportation and Leisure

Re:	Yatra Online, Inc.
Registration Statement on Form F-1
Filed February 13, 2017
File No. 333-215653

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Yatra Online, Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to 4:01 p.m., Eastern Time, on February 14, 2017, or as soon as practicable thereafter.

Please call Jocelyn M. Arel of Goodwin Procter LLP at (617) 570-1067 to confirm the effectiveness of the Registration Statement or with any questions.

Sincerely,

YATRA ONLINE, INC.

/s/ Darpan Batra
Darpan Batra
AVP - Corporate Affairs & Legal

cc:	Jocelyn Arel
Goodwin Procter LLP

John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance